UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2023

Commission File Number 001-32535

Bancolombia S.A.

(Translation of registrant’s name into English)

Cra. 48 # 26-85

Medellín, Colombia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑                    Form 40-F ◻

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):___

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ◻                    No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)
Date July 12, 2023	By:	/s/ JOSE HUMBERTO ACOSTA MARTIN.
	Name:	Jose Humberto Acosta Martin.
	Title:	Vice President of Finance

July 12, 2023

Medellín, Colombia

BANCOLOMBIA S.A. ANNOUNCES THAT IT HAS LAUNCHED A TENDER OFFER TO PURCHASE UP TO U.S.$370,000,000 OF ITS OUTSTANDING 3.000% SENIOR NOTES DUE 2025

Today, Bancolombia S.A. announced that it has commenced an offer to purchase (the “Offer”) for cash up to U.S.$370,000,000 of its outstanding 3.000% Senior Notes due 2025 (the “Notes”) upon the terms and subject to the conditions set forth in an Offer to Purchase dated the date hereof (as it may be amended or supplemented from time to time, the “Offer to Purchase”).

The Offer to Purchase does not constitute a notice of redemption and no redemption will be binding on the Issuer until such time as a notice of redemption is delivered in accordance with the indenture dated as of January 29, 2020, among the Issuer and The Bank of New York Mellon, as trustee.

J.P. Morgan Securities LLC is the dealer manager for the Offer. Global Bondholder Services Corporation has been appointed as the information and tender agent for the Offer. Persons with questions regarding the Offer should contact J.P. Morgan Securities LLC at (866) 846-2874 (toll-free) or (212) 834-7279 (collect). In addition, holders of Notes may contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

This announcement shall not constitute an offer to sell or the solicitation of any offer to buy securities, nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification, or exemption from registration of such securities under the securities law of any such state or jurisdiction.

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Contacts
Mauricio Rosillo Rojas	Jose Humberto Acosta	Catalina Tobon Rivera
Corporate VP	Financial VP	IR Director
Tel.: (57 601) 4885675	Tel.: (57 601) 4885934	Tel: (57 601) 4485950